Exhibit 99.1

NEWS RELEASE

International Game Technology PLC’s Annual General Meeting Set for July 28, 2015

LONDON, U.K. — June 5, 2015 — International Game Technology PLC (“IGT”) (NYSE:IGT) announced that its Annual General Meeting of Shareholders (the “Meeting”) will be held in London, U.K. on July 28, 2015. In accordance with the U.K. Companies Act, IGT’s Board of Directors has established July 24, 2015 as the record date for determining the shareholders entitled to vote at the Meeting.

The preliminary agenda for the Meeting is as follows:

1.              Shareholders to review the annual report for the financial year that ended December 31, 2014.

2.              Appointment of the Company’s external auditor.

Further details on the agenda, including the Meeting venue/time and potential additional agenda items, will be made available in due course.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT generated approximately $6 billion in revenues in 2014 and has more than 13,000 employees. For more information, please visit www.merger.igt.com.

Contact:

Robert K. Vincent, Corporate Communications, (401) 392-7452

James Hurley, Investor Relations, (401) 392-7190

Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries